UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

Data Domain, Inc.

(Name of Subject Company)

Envoy Merger Corporation

and

EMC Corporation

(Names of Filing Persons – Offeror)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

23767P109

(Cusip Number of Class of Securities)

Paul T. Dacier, Esq.

EMC Corporation

176 South Street

Hopkinton, Massachusetts 01748

(508) 435-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Margaret A. Brown, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

One Beacon Street

Boston, MA 02108

(617) 573-4800

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$[ ]	$[ ]

*	Estimated for purposes of calculating the amount of filing fee only. This amount is based upon (a) an estimate of the maximum number of shares to be purchased pursuant to the Offer and (b) the price offered per share.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable. Filing Party: Not applicable.

Form or Registration No.: Not applicable. Date Filed: Not applicable.

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Tender Offer Statement on Schedule TO (this “Statement”) relates to a planned tender offer by [            ] (“Purchaser”), a wholly owned subsidiary of EMC Corporation (“EMC”), for all of the outstanding shares of common stock of Data Domain, Inc. (“Data Domain”).

The tender offer referred to in this Statement has not yet commenced. This Statement is neither an offer to purchase nor a solicitation of an offer to sell any shares of Data Domain. The solicitation and the offer to buy shares of Data Domain common stock will be made pursuant to an offer to purchase and related materials that Purchaser intends to file with the U.S. Securities and Exchange Commission. At the time the tender offer is commenced, EMC and Purchaser, a wholly owned subsidiary of EMC, intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer. Purchaser and EMC intend to mail these documents to the stockholders of Data Domain. These documents will contain important information about the tender offer and stockholders of Data Domain are urged to read them carefully when they become available. Investors and stockholders of Data Domain will be able to obtain a free copy of these documents (when they become available) and other documents filed by Purchaser with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and related materials may be obtained for free (when they become available) by directing such requests to EMC Corporation at Attention: Office of the General Counsel, 176 South Street, Hopkinton, MA 01748.

Item 12. Exhibits.

99.1	Slide presentation dated June 1, 2009